June 9, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Pearlyne Paulemon
Isabel Rivera

Re:	Alset Inc.
Preliminary Information Statement on Schedule 14C
Filed May 27, 2025
File No. 001-39732

Dear Ms. Paulemon and Ms. Rivera,

On behalf of Alset Inc. (the “Company”), we are hereby responding to the letter dated June 2, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Preliminary Information Statement on Schedule 14C filed May 27, 2025 (the “Information Statement”). To respond to the Comment Letter and update certain information in the Information Statement, the Company is filing an amendment to the Information Statement (the “Revised Information Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in type below, followed by the Company’s response in boldface.

Preliminary Information Statement on Schedule 14C

General

1.	It appears that you have sought to incorporate by reference your Exchange Act periodic reports. Information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e)(1) to Schedule14A. Form S-4 allows incorporation by reference where a company meets the requirements of Form S-3. As it does not appear that you are eligible to use Form S-3, please revise to provide the required financial disclosures in your information statement, or provide us with an analysis regarding your ability to incorporate by reference.

Response: The Company acknowledges the Staff’s comment and informs the Staff that it has removed all references to incorporation by reference in the document, specifically, on page 6 of the Revised Information Statement. The Company is not intending to incorporate its financial statements by reference in this Revised Information Statement.

2.	Please provide all of the information required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A with respect to the fairness opinion provided by ValueScope. In this regard, we note as non-exclusive examples that you have not addressed how ValueScope was selected to provide the opinion pursuant to Item 1015(b)(3) of Regulation M-A or any instructions provided to ValueScope with respect to the opinion pursuant to Item 1015(b)(6) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 3 of the Revised Information Statement.

Please call Darrin Ocasio of Sichenzia Ross Ference LLP at (212) 930-9700 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

ALSET INC.

/s/ Rongguo Wei
Rongguo Wei
Co-Chief Financial Officer